SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________
FORM 11-K
 _________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-12387
_________________________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045
_________________________________________

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012, and Supplemental Schedules as of December 31, 2012, and Independent Auditor’s Report

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com
To the Benefits Committee of Tenneco Inc.

We have audited the accompanying statements of net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees) (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions for the year ended December 31, 2012 and the supplemental schedule of assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Chicago, Illinois
June 28, 2013

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Statements of Net Assets Available for Benefits
as of December 31, 2012 and 2011

	2012	2011
ASSETS:
Investments at fair value:
Registered investment companies	$324,268,747	$276,060,199
Common stocks	66,847,227	83,353,448
Collective trust	100,927,720	78,396,388
Total investments	$492,043,694	$437,810,035

Receivables:
Participant contributions	601,392	401,935
Employer contributions	635,059	397,797
Notes receivable from participants	12,705,477	12,161,371
Other	0	6,428
Total receivables	13,941,928	12,967,531
Total assets	505,985,622	450,777,566
NET ASSETS AVAILABLE AT FAIR VALUE	505,985,622	450,777,566
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(2,183,955)	(1,789,701)
NET ASSETS AVAILABLE FOR BENEFITS	$503,801,667	$448,987,865
The accompanying notes are an integral part of these statements.

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2012

ADDITIONS:
Contributions:
Participant contributions	$21,149,683
Employer contributions	21,897,205
Rollovers	722,392
Total contributions	43,769,280
Interest income from notes receivable from participants	362,777
Net appreciation in fair value of investments:
Tenneco Inc. common stock	13,482,919
Registered investment companies	32,313,705
Total net appreciation	45,796,624
Dividends and interest	7,668,812
Other	86,009
Total additions	97,683,502
DEDUCTIONS:
Benefits paid to participants	(41,219,623)
Administrative expenses	(1,650,077)
Total deductions	(42,869,700)
INCREASE IN NET ASSETS	54,813,802
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	448,987,865
End of year	$503,801,667
The accompanying notes are an integral part of this statement.

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Notes to Financial Statements
as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012

A.	Description of the Plan

The following is a description of The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees as of December 31, 2011) (the “Plan”). Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all U.S. salaried and hourly employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. The Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility - Employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain IRC limitations, from 4% up to 75%, in any whole percentage, at any time.

The Company's matching contribution is equal to 100% of the participant's contributions not exceeding 3% of the participant's compensation for that payroll period plus 50% of the participant's contributions for such payroll period that are between 3% and 5% of the participant's compensation for that payroll period. For participants hired on or after April 1, 2005, there is an additional 2% nonelective employer contribution after one year of service. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the years ended December 31, 2012 and 2011. Participants may also roll over amounts from other qualified plans.

Effective January 1, 2007, the Plan was amended to provide supplemental annual Company contributions (“CRC”) based upon a participant's age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the Company's defined benefit plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, the CRC, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and the Company's contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contributions in the following types of funds: stable value (1 offered), Tenneco Inc. common stock (1 offered), and registered investment companies (22 offered).

Vesting - Participants are vested immediately in pretax and matching contributions plus actual earnings thereon. The Company's 2% nonelective employer contribution and supplemental annual Company contributions cliff vest 3 years after an employee's date of hire; all other matching contributions vest immediately.

Notes Receivable from Participants - Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant's account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing between 2013 to 2016 at interest rates of 3.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Termination of Participation - Upon termination of service due to death, disability, retirement, or termination of employment, a participant is permitted to elect either to receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account, or to maintain the account, if the participant's vested interest in the account was more the $1,000. If the participant's account is less than $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA.

Forfeitures - At December 31, 2012 and 2011, forfeited nonvested accounts totaled $79,206 and $21,346, respectively. These forfeitures are used to reduce future employer contributions. For the year ended December 31, 2012, employer contributions were reduced by $9,263 from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B.	Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Mellon Stable Value Fund. The Statements of Net Assets Available for benefits present the fair value of the Mellon Stable Value Fund as well as the adjustment relating to the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trusts funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan's investments, when available.

See Note D for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

New Accounting Pronouncements -In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance clarifying how to measure and disclose fair value. This guidance amends the application of existing fair value measurement requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan has adopted this guidance effective January 1, 2012.

Net Appreciation/(Depreciation) in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as investment income.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided by the Plan document unless such expenses are paid directly by the Company.

Payment of Benefits - Benefit payments to participants are recorded when paid.

C.	Investments
The following individual investments represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011:

	2012	2011
American Funds AMCAP Fund	31,207,139	29,743,941
American Funds Europacific Growth Fund	57,736,069	46,726,505
Mellon Stable Value Fund*	100,927,720	78,396,388
Tenneco Common Stock	66,847,227	83,353,448
Vanguard Institutional Index Fund Institutional Shares Fund	83,397,530	69,310,868
Vanguard Total Bond Market Index Fund	58,742,720	49,566,507

* The contract value of the Plan's investments in the Mellon Stable Value Fund is $98,743,765 and $76,606,687 as of December 31, 2012 and 2011, respectively.

D.	Fair Value Measurements

The FASB issued guidance which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to determine fair value level need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies - Valued at the quoted net asset value of shares held by the Plan at year-end.

Collective trust - Valued at its net asset value ("NAV") of the Plan's interest in the collective trust based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Mellon Stable Value Fund, a collective trust, is a stable value fund that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan management reviews the audited financial statements of the Mellon Stable Value Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of the Fund's NAV. Plan management believes that the fair value of the Mellon Stable Value Fund is reasonably stated and that no adjustment to the NAV as of December 31, 2012 is required.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments as of December 31, 2012 and 2011:

	Plan Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$76,301,031	$—	$—	$76,301,031
Growth funds	39,676,176	—	—	39,676,176
Index funds	83,397,530	—	—	83,397,530
Value funds	31,228,886	—	—	31,228,886
Fixed income funds	65,626,602	—	—	65,626,602
Target date funds	23,173,824	—	—	23,173,824
Real estate funds	4,864,698	—	—	4,864,698
Total registered investment companies	324,268,747	—	—	324,268,747
Common stocks – U.S.	66,847,227	—	—	66,847,227
Collective trust – Fixed Fund	—	—	100,927,720	100,927,720
Total assets at fair value	$391,115,974	$—	$100,927,720	$492,043,694

	Master Trust Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$63,396,149	$—	$—	$63,396,149
Growth funds	38,554,936	—	—	38,554,936
Index funds	71,683,177	—	—	71,683,177
Value funds	26,045,672	—	—	26,045,672
Fixed income funds	55,229,031	—	—	55,229,031
Target date funds	18,218,892	—	—	18,218,892
Real estate funds	2,932,342	—	—	2,932,342
Total registered investment companies	276,060,199	—	—	276,060,199
Common stocks – U.S.	83,353,448	—	—	83,353,448
Collective trust – Fixed Fund	—	—	78,396,388	78,396,388
Total assets at fair value	$359,413,647	$—	$78,396,388	$437,810,035

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2012:

Collective Trust

Balance, beginning of year	$78,396,388
Unrealized gains / (losses) relating to instruments still held at reporting date	526,213
Purchases	(14,255,461)
Sales	6,958,094
Transfers in and/or out of level 3	$29,302,486
Balance, end of year	$100,927,720
There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2012.

E.	Exempt Party-in-Interest Transactions

At December 31, 2012 and 2011, the Plan held shares of the Mellon Stable Value Fund which is managed by Mellon Bank, N.A. and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2012 and 2011, the Plan held 1,867,422 and 2,747,805, respectively, shares of common stock of Tenneco Inc. the sponsoring employer, with a cost basis of $58,082,111 and $88,980,179, respectively.

F.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

G.	Federal Income Tax Status

Requests were submitted on behalf of the Tenneco Employee Stock Ownership Plan for Salaried Employees and the Tenneco Employee Stock Ownership Plan for Hourly Employees to the Internal Revenue Service during 2010 for new determination letters. The Internal Revenue Service has determined and informed the Company by letter dated August 06, 2012 and July 26, 2012 respectively, that the Plans were designed in accordance with applicable regulations of the IRC. The Plans were merged and restated as the Tenneco 401(k) Retirement Savings Plan prior to Company's receiving the determination letters;

however, the Company and the Plan administrator believe that the Plan is currently designed and operated in all material respects in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there is currently an audit for the 2010 Plan Year in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2009.

In 2011, it was discovered that certain rehired employees were credited with CRC in excess of the Plan's provisions. The issue and the amounts involved have been disclosed to the IRS and are considered by the Company to be immaterial to the Plan. As such, the Company believes there is no impact on the Plan's tax-qualified status.

H.	Delinquent Participant Contributions

During the Plan year ended December 31, 2012 and 2011, participant contributions of $125 and $7,741, respectively, were not remitted to the trust on a timely basis. These contributions were funded in the year subsequent to the respective plan year noted.

I.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2012 and 2011, is as follows:

	2012	2011
Net assets available for benefits per the financial statements	$503,801,667	$448,987,865
Less amounts allocated to withdrawing participants	(41,638)	(90,921)
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	2,183,955	1,789,701
Net assets available for benefits per Form 5500	$505,943,984	$450,686,645

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2012, to Form 5500 is as follows:

Investment income per the financial statements	$53,465,436
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2012	2,183,955
Less adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2011	(1,789,701)
Investment income per Form 5500	$53,859,690

A reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012, to Form 5500 is as follows:

Benefits paid to participants per the financial statements	$41,219,623
Add amounts allocated to withdrawing participants at December 31, 2012	41,638
Less amounts allocated to withdrawing participants at December 31, 2011	(90,921)
Benefits paid to participants per Form 5500	$41,170,340

Supplemental Schedules

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2012

Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$7,740.61		$7,740.61	*
$125.18		$125.18	**

* Corrected outside VFCP in 2012
** Corrected outside VFCP in 2013

The Tenneco 401(k) Retirement Savings Plan (f/k/a The Tenneco Employee Stock Ownership Plan for Salaried Employees)

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

SECURITY DESCRIPTION	SHARES / PAR VALUE	MARKET VALUE
REGISTERED INVESTMENT COMPANIES
AMERICAN FUNDS AMCAP FUND	1,433,493	31,207,139
AMERICAN FUNDS EUROPACIFIC GROWTH FUND	1,402,041	57,736,068
FIDELITY LOW-PRICED STOCK FUND	41,917	1,655,707
GOLDMAN SACHS GOVERNMENT INCOME FUND	456,495	6,883,882
LAZARD EMERGING MARKETS FUND	372,003	7,268,931
LORD ABBETT SMALL-CAP VALUE	330,583	11,296,032
MSIF MID CAP GROWTH FUND	243,783	8,469,037
SCUDDER RREEF REAL ESTATE SECURITIES FUND	229,251	4,864,698
T ROWE PRICE RETIREMENT 2010 FUND	30,292	498,910
T ROWE PRICE RETIREMENT 2015 FUND	186,981	2,407,159
T ROWE PRICE RETIREMENT 2020 FUND	175,873	3,144,612
T ROWE PRICE RETIREMENT 2025 FUND	269,153	3,531,290
T ROWE PRICE RETIREMENT 2030 FUND	157,863	2,986,767
T ROWE PRICE RETIREMENT 2035 FUND	166,119	2,222,675
T ROWE PRICE RETIREMENT 2040 FUND	81,082	1,547,854
T ROWE PRICE RETIREMENT 2045 FUND	199,623	2,537,206
T ROWE PRICE RETIREMENT 2050 FUND	28,538	304,220
T ROWE PRICE RETIREMENT INCOME FUND	284,887	3,993,131
VANGUARD INSTITUTIONAL INDEX FUND INSTITUTIONAL SHARES FUND	638,964	83,397,530
VANGUARD TOTAL BOND MARKET INDEX FUND	5,286,343	58,742,720
VANGUARD SELECTED VALUE FUND	385,298	8,083,547
VANGUARD WINDSOR II FUND	412,232	21,489,632
TOTAL REGISTERED INVESTMENT COMPANIES		324,268,747
COMMON STOCKS
TENNECO COMMON STOCK	1,867,422	66,847,227
TOTAL COMMON STOCKS		66,847,227
COLLECTIVE TRUST
MELLON STABLE VALUE FUND*	100,927,720	100,927,720
TOTAL COLLECTIVE TRUST		100,927,720
LOANS TO PARTICIPANTS
LOANS TO PARTICIPANTS*	12,705,477	12,705,477
Interest rates ranging from 3.25% to 10.00&
TOTAL LOANS TO PARTICIPANTS		12,705,477
TOTAL INVESTMENTS		504,749,171

*	Party-in-interest.
Note that cost information is not applicable as Plan investments are participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

THE TENNECO EMPLOYEE STOCK OWNERSHIP PLAN FOR SALARIED EMPLOYEES

Date: June 28, 2013	/s/ GREGG R. BOLT
GREGG R. BOLT
CHAIRMAN OF TENNECO INC. BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Grant Thornton LLP